August 23, 2019

Robert Machinist
Chief Executive Officer
Troika Media Group, Inc.
101 S. La Brea Avenue
Los Angeles, CA 90036

       Re: Troika Media Group, Inc.
           Draft Registration Statement on Form S-1
           Filed on August 1, 2019
           CIK No. 0001021096

Dear Mr. Machinist:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form S-1 filed August 1, 2019

Proposed Acquisition, page 3

1. Please provide financial statements and related pro forma information for YellowHammer
       Media Group, Inc. with your next amendment or tell us why you are not required to do
       so. Refer to Rules 8-04 and 8-05 of Regulation S-X.
We rely on senior management and key personnel to grow our business., page 12

2. Please revise to identify the senior management and key personnel upon whom you rely to grow your business.
 Robert Machinist
FirstName LastNameRobert Machinist
Troika Media Group, Inc.
Comapany NameTroika Media Group, Inc.
August 23, 2019
August 23, 2019 Page 2
Page 2
FirstName LastName
Special Note Regarding Forward-Looking Statements, page 21

3. Please revise to delete the references to the Safe Harbor Provisions, insofar as they are inapplicable to initial public offerings such as yours, as well as to issuers of penny stocks.
         Please similarly revise at page 31.
Legal Proceedings, page 42

4. We note your disclosure of a dispute with the co-founders of Mission Media and that "the
         Company discovered significant financial discrepancies in the financial statements delivered at the closing of the Mission Acquisition." Please disclose, in detail, the nature of these financial discrepancies and quantify the amounts involved. Also, tell us if your anticipate making, or have made, material adjustments to your financial statements as a result of your investigations.
Summary Compensation Table, page 50

5. Please update to include executive compensation disclosures for your most recently completed fiscal year.
Legal Proceedings Concerning Robert DePalo, page 54

6. Please revise to identify "SPHC," and to explain its relationship to the company.
Experts, page 65

7. Please identify the auditor of Mission as an expert and file as an exhibit to your Form S-1 a currently dated, signed consent from the auditor for the use of their reports.
Financial Statements
Note 2 - Acquisitions
Mission Group, page F-16

8.       Provide a pro forma income statement, prepared in accordance with Rule
8-05 of
         Regulation S-X, to give effect to the acquisition of Mission.
General

9. We note that you cite to industry research for information and statistics regarding digital media and internet advertising. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note, by way of example only, the reference to statistics attributed to
         Kleiner Perkins on page 5, and to Magna at page 35.
 Robert Machinist
Troika Media Group, Inc.
August 23, 2019
Page 3

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361,if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Machinist
                                                          Division of
Corporation Finance
Comapany NameTroika Media Group, Inc.
                                                          Office of
Telecommunications
August 23, 2019 Page 3
cc:       Elliot Lutzker
FirstName LastName